Exhibit 99.29

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars - unaudited)

	Notes		June 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents			$5,547	$5,031
Trade and other receivables	5		2,390	1,521
Inventories	8		8,197	7,208
Other current assets			951	813
Restricted cash	5		2,777	-
Derivative asset	16		-	648
			19,862	15,221
Non-current assets
Mineral properties, plant and equipment	9		31,670	36,798
Right-of-use assets	10	a	32	71
Other assets	11		822	672
Total assets			$52,386	$52,762

Liabilities
Current liabilities
Accounts payable and accrued liabilities			$2,462	$2,878
Lease liabilities	10	b	34	76
Credit Facility	12	a	14,983	31,655
Related Party Loans	12	b,c	21,194	4,124
			38,673	38,733
Non-current liabilities
Reclamation and remediation provision			16,521	16,299
Total liabilities			55,194	55,032
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital			59,813	59,813
Reserves			5,722	6,245
Deficit			(68,343)	(68,328)
Total equity (deficit)			(2,808)	(2,270)
Total liabilities and shareholders’ equity			$52,386	$52,762

Nature of operations and going concern (Note 1)

Subsequent events (Note 20)

Approved by the Board on August 13, 2024:

“Lenard Boggio” , Audit Committee Chair	“Donald Taylor” , Director

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Expressed in thousands of US dollars - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023

Revenue	5	$17,969	$8,952	$29,700	$25,694

Cost of Sales
Operating expenses		9,653	11,085	19,915	25,230
Depreciation and depletion		2,670	3,007	5,627	6,073
		12,323	14,092	25,542	31,303
Income (loss) from mine operations		5,646	(5,140)	4,158	(5,609)

Exploration and evaluation expenses	6b	500	326	965	1,063
General and administration expenses	6a	806	752	1,699	2,855
Interest and other finance expenses	12a,b	1,130	926	2,273	1,791
Accretion income		79	47	149	107
Interest income		(64)	(62)	(122)	(128)
Foreign exchange loss (gain)		563	592	(768)	(788)
Other expense (income)		15	(12)	(23)	(30)
Realized loss (gain) on derivative		-	(1,336)	-	(1,970)
Unrealized loss (gain) derivative		-	(1,532)	-	(4,771)
		(3,029)	299	(4,173)	1,871
Net income (loss) for the period		2,617	(4,841)	(15)	(3,738)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized gain (loss) on translation to reporting currency		567	597	(744)	(1,265)
Total comprehensive income (loss) for the period		$3,184	$(4,244)	$(759)	$(5,003)

Basic and diluted earnings (loss) per share		$0.02	$(0.03)	$(0.01)	$(0.03)

Weighted average shares outstanding (in ‘000)		136,367	138,991	136,367	138,821

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US dollars - unaudited)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity

Balance, January 1, 2023, as previously reported		138,979	$61,076	$8,793	$(2,289)	6,504	$(57,067)	$10,513
Exercise of warrants		357	161	(31)	-	(31)	-	130
Share based compensation		-	-	387	-	387	-	387
Dividends declared		-	-	-	-	-	(1,051)	(1,051)
Share cancellation		(2,969)	(1,424)	-	-	-	-	(1,424)
Fair value of warrants		-	-	645	-	645	-	645
Total comprehensive loss for the year		-	-	-	(1,260)	(1,260)	(10,210)	(11,470)
Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation	13	-	-	221	-	221	-	221
Total comprehensive gain (loss) for the period		-	-	-	(744)	(744)	(15)	(759)
Balance, June 30, 2024		136,367	$59,813	$10,015	$(4,293)	$5,722	$(68,343)	$(2,808)

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in thousands of US dollars - unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Operating activities
Profit (loss) for the period		$2,617	$(4,841)	$(15)	$(3,738)
Accretion expense		79	47	149	107
Amortization of borrowing costs	12	245	179	482	353
Depreciation and depletion of mineral property, plant and equipment	9	2,670	3,007	5,627	6,073
Depreciation of right-of-use assets		19	20	38	37
Interest and accretion on debt	12	471	741	1,444	1,428
Interest expense on lease liabilities		2	5	2	10
Stock-based compensation		216	108	221	214
Unrealized foreign exchange loss (gain)		646	624	(722)	(1,243)
		6,965	(110)	7,226	3,241
Changes in non-cash working capital
Accounts payable and accrued liabilities		(178)	(2,737)	(93)	(1,473)
Trade and other receivables		(665)	1,650	(867)	2,015
Inventories		(632)	(1,493)	(1,313)	(748)
Other current assets		54	(124)	(139)	(191)
Unrealized gain on derivative		-	(1,532)	648	(4,298)
Star Mountain settlement		-	(5,900)	-	(5,900)
Restricted cash deposit (release)		(2,777)	1,921	(2,777)	1,921
Net cash generated (used) in operating activities		2,767	(8,325)	2,685	(5,433)
Financing activities

Repayment of Credit Facility		(12,000)	-	(17,000)	-
Proceeds from related party loan		11,500	-	16,500	-
Credit Facility interest payments		(1,028)	(1,247)	(1,028)	(1,370)
Payment of lease liabilities		(20)	21	(42)	-
Proceeds from bank indebtedness		-	5,900	-	5,900
Dividends paid			(1,075)	-	(2,102)
Proceeds from warrant exercise		-	-	-	130
Repayment of equipment loans		-	-	-	(15)
Net cash generated (used) by financing activities		(1,249)	3,599	(1,570)	2,543
Investing activities
Other assets		(150)	-	(150)	-
Additions to mineral properties, plant and equipment	8	(1)	(676)	(440)	(1,824)
Net cash used by investing activities		(151)	(676)	(590)	(1,824)
Effect of foreign exchange on cash and cash equivalents		4	886	(9)	889
Increase (decrease) in cash and cash equivalents		1,371	(4,516)	516	(3,825)
Cash and cash equivalents, beginning of period		4,176	7,411	5,031	6,720
Cash and cash equivalents, end of period		$5,547	$2,895	$5,547	$2,895

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at June 30, 2024, the Company had cash and cash equivalents of $5,547, working capital deficit of $18,811, a net loss before tax for the six months ended June 30, 2024 of $15 and a deficit of $68,343. During the six months ended June 30, 2024, the Company had cash inflows from operating activities of $2,685 and cash outflow from financing activities of $1,570. The Company has $36,177 of current debt as at June 30, 2024.

Based on the Company’s plan for Empire State Mine’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company may require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34).

a)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

IAS 1, Presentation of Financial Statements (“IAS 1”): In October 2022, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1 titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company has adopted these amendments, which did not have a material effect on its Interim Financial Statements.

4.	USE OF ESTIMATES AND JUDGEMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 3 of the Annual Financial Statements.

5.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Zinc concentrate sales	$19,010	$17,255	$35,013	$38,308
Zinc concentrate provisional pricing adjustments	872	(3,726)	267	(3,980)
Smelting and refining charges	(1,913)	(4,577)	(5,580)	(8,634)
Revenue, net	$17,969	$8,952	$29,700	$25,694

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. In June 2024, the Company entered into a fixed zinc pricing arrangement pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. for approximately 30% of the Company's budgeted zinc production for the second half of 2024. The arrangement fixed the zinc price for a six-month period covering July 2024 through December 2024 at a price of US$1.37 per pound of zinc.

In connection with the fixed zinc pricing arrangement, the Company was required to provide a cash deposit in the amount of $2,777. The cash deposit will be returned to the Company on a prorata basis, upon completion of the delivery of zinc concentrate on a monthly basis over the six-month period of the fixed price arrangement.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

6.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended June 30,		Six months ended June 3
	2024	2023	2024	2023
Salaries and benefits	$208	$250	$751	$800
Share-based compensation	211	97	212	194
Office and administration	139	163	431	470
Professional fees	222	208	247	1,327
Amortization of right-to-use assets	20	20	39	37
Investor relations	6	14	19	27
	$806	$752	$1,699	$2,855

b)	Exploration and evaluation expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$206	$129	$450	$276
Assay and analyses	78	39	120	132
Contractor and consultants	160	115	286	538
Supplies	41	10	49	28
Other	15	33	60	89
	$500	$326	$965	$1,063

	Three months ended June 30,		Six months ended June 30.
	2024	2023	2024	2023
Empire State Mines	$492	$317	$948	$1,045
Apache Hills Project	8	9	17	18
Exploration and Evaluation Expenses	$500	$326	$965	$1,063

7.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2024	2023
Trade receivables	$2,346	$1,500
GST receivable	22	14
Other	22	7
	$2,390	$1,521

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

8.	INVENTORIES

	June 30,	December 31,
	2024	2023
Ore in stockpiles	$161	$147
Concentrate stockpiles	510	276
Materials and supplies	7,526	6,785
	$8,197	$7,208

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at December 31, 2023 and June 30, 2024 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2023	$46,713	$36,162	$1,135	$3,831	$87,841
Additions	-	213	-	2,435	2,648
Transfer to plant and equipment	-	2,426	-	(2,426)	-
Change in reclamation and remediation provision	-	809	-	-	809
As at December 31, 2023	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	-	-	-	440	440
Transfer to plant and equipment	-	383	-	(383)	-
Change in reclamation and remediation provision	-	74	-	-	74
As at June 30, 2024	$46,713	$40,067	$1,135	$3,897	$91,812

Accumulated depreciation
As at January 1, 2023	17,834	$23,777	$-	$-	$41,611
Depreciation and depletion	7,387	5,502	-	-	12,889
As at December 31, 2023	25,221	$29,279	$-	$-	$54,500
Depreciation and depletion	3,179	2,463	-	-	5,642
As at June 30, 2024	$28,400	$31,742	$-	$-	$60,142

Net book value at December 31, 2023	$21,492	$10,331	$1,135	$3,840	$36,798
Net book value at June 30, 2024	$18,313	$8,325	$1,135	$3,897	$31,670

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2023	$161
Changes to lease terms	(13)
Depreciation	(77)
As at December 31, 2023	$71
Changes to lease terms	(1)
Depreciation	(38)
As at June 30, 2024	$32

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2023 and the six months ended June 30, 2024, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above.

b)	Lease liabilities

Total
As at January 1, 2023	$192
Changes to lease terms	(43)
Interest accretion	10
Unrealized foreign exchange	2
Lease payments	(85)
As at December 31, 2023	$76
Changes to lease terms	1
Interest accretion	2
Unrealized foreign exchange	(2)
Lease payments	(41)
As at June 30, 2024	$34

Current lease liabilities	$34
Non-current lease liabilities	-
$34

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at June 30, 2024 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Lease liabilities	$34	$-	$-	$34

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES (continued)

c)	Amounts recognized in Statements of Loss and Other Comprehensive Loss

Three months ended June 30, 2024		Six months ended June 30, 2024
Interest on lease liabilities	$1	$3
Depreciation of right-of-use assets	$20	$38
Variable lease payments	$9	$22
Expenses relating to short-term leases	$107	$182

d)	Amounts recognized in Statements of Cash Flows

Three months ended June 30, 2024		Six months ended June 30, 2024
Payment of lease liabilities	$20	$42
Variable lease payments	$9	$25
Expenses relating to short-term leases	$107	$182

11.	OTHER ASSETS
	June 30,	December 31,
	2024	2023
Reclamation deposit	$672	672
Other	150	-
	$822	$672

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT

	Credit Facility (a)	Related Party Promissory Note (b)	Related Party Loans (other) (c)	Total
Balance, January 1, 2023	30,016	-	-	30,016
Proceeds of loan	5,900	5,000	-	5,900
Repayment of loan	(5,000)	-	-	(5,000)
Loan initiation fee	-	(350)	-	-
Warrant issuance	-	(645)	-	-
Interest and accretion	3,054	130	-	3,054
Interest payment	(3,035)	-	-	(3,035)
Amortization of borrowing costs	720	35	-	720
Balance, December 31, 2023	31,655	4,124	-	35,779
Proceeds of loan	-	-	16,500	16,500
Repayment of loan	(17,000)	-	-	(17,000)
Interest and accretion	985	459	-	1,444
Interest payment	(1,028)	-	-	(1,028)
Amortization of borrowing costs	371	111	-	482
Balance, June 30, 2024	$14,983	$4,694	$16,500	$36,177
Current	14,893	4,694	16,500	36,177
Non-current	$-	$-	$-	$-

a)	Credit Facility

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

a)	Credit Facility (continued)

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023 Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

●	On April 9, 2024, the Credit Facility covenants were further amended whereby, the leverage ratio was removed, and the interest coverage ratio was reduced to 1.5 to 1. The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024. As at June 30, 2024, the Company’ was in compliance with the Credit Facility covenants.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. During the three and six months ended June 30, 2024, the Company incurred a guarantee fee charge of $87 and $197, respectively, recognized on the Company’s Statement of Income and Comprehensive Income.

b)	Related Party Promissory Note

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada, the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

c) Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Inc., as a part of the Company’s fixed price zinc contract (Notes 5), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility. As at the date of these financial statements, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	STOCK OPTIONS

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

For the three and six months ended June 30, 2024, the Company recognized share-based compensation expense of $216 and $221, respectively (2023 - $214 and $108).

The following table shows the change in the Company’s stock options during the six months ended June 30, 2024 and the years ended December 31, 2023:

	Six months ended June 30, 2024		Year ended December 31, 2024
	Number of options (‘000s)	Weighted-average exercise price (in C$)	Number of options (‘000s)	Weighted-average exercise price (in C$)
Outstanding, start of the period	6,330	1.12	8,735	1.12
Granted	3,950	0.36	-	-
Forfeited	(1,002)	0.5	(40)	0.54
Expired	-	-	(2,365)	1.40
Outstanding, end of the period	9,278	0.47	6,330	0.55
Exercisable, end of the period	3,893	0.54	3,717	0.58

For the options granted during the six months ended June 30, 2024, the fair value was estimated at year ended December 31, 2022, the fair value was estimated at C$0.17 per option based on the Black-Scholes model using the following assumptions.

Assumptions	Six months ended June 30, 2024
Risk-free interest rate	3.76%
Expected life	5 years
Expected volatility	75.97%
Grant date share price	C$0.36
Expected dividend yield	-

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	STOCK OPTIONS (continued)

The following table provides information on outstanding and exercisable stock options at June 30, 2024.

Grant Date	Exercise price (in C$)	Number of Options outstanding (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (‘000s)
September 24, 2020	0.63	1,155	1.2	1,155
November 13, 2020	0.85	250	1.4	250
November 10, 2022	0.51	3,998	3.4	1,888
April 16, 2024	0.36	3,875	4.8	600
	0.47	9,278	3.3	3,893

14.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments on June 30, 2024 was approximately $120, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to this arrangement in the three and six months ended June 30, 2024:

	Three months ended June30,		Six months ended June30,
	2024	2023	2024	2023
Salaries and benefits	$67	$106	$271	$299
Office and other	12	62	42	105
Marketing and travel	4	4	8	7
	$83	$172	$321	$411

d)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

d)	Key management personnel compensation (continued)

	Three months ended June30,		Six months ended June30,
	2024	2023	2024	2023
Salaries and benefits	$100	$154	$504	$530
Consulting Fees	81	85	309	313
Share-based compensation	200	86	197	170
Directors’ fees	54	54	109	109
	$435	$379	$1,119	$1,122

15.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended June30,		Six months ended June30,
	2024	2023	2024	2023
Interest and borrowing costs	$1,053	$926	$2,186	$1,791
Other	77	-	87	-
	$1,130	$926	$2,273	$1,791

16.	CONTINGENCIES

a)	On December 30, 2016, pursuant to a purchase agreement between Titan Mining (US) Corporation (a wholly owned US subsidiary of the Company), Star Mountain Resources, Inc. (“Star Mountain”), Northern Zinc, LLC, and certain other parties (the “Purchase Agreement”), Titan (US) Corporation acquired from Northern Zinc 100% of the issued and outstanding shares of Balmat Holdings Corp, which indirectly owned the Empire State Mine.

On or about February 21, 2018, Star Mountain filed a voluntary petition commencing a Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Arizona. The bankruptcy court confirmed a Chapter 11 plan of liquidation in the bankruptcy proceedings, which went effective on July 8, 2019. The Chapter 11 plan provided for the appointment of a Plan Trustee to liquidate all of the remaining assets owned by Star Mountain, including causes of action owned by Star Mountain.

On November 19, 2019, the Plan Trustee filed a Complaint against the Company, Titan (US) Corporation, and certain former officers and directors of Star Mountain with the Arizona bankruptcy court. The Plan Trustee filed a Second Amended Complaint (in response to motions to dismiss filed by the Company and Titan (US) Corporation). In his Second Amended Complaint, and as to the Company and Titan (US) Corporation, the Plan Trustee asserted: (a) a claim that the transaction under the Purchase Agreement should be avoided as a fraudulent conveyance under federal bankruptcy and state law; and (b) as purported alternative claims, that the Company and Titan (US) Corporation breached their remaining payment obligations to Star Mountain related to the Purchase Agreement.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	CONTINGENCIES (continued)

In March 2023, the Company and the Plan Trustee entered into a settlement agreement providing for, among other things, a one-time payment of $5,900 to the Plan Trustee in full satisfaction and release of all claims asserted by the Plan Trustee in its Complaint, full satisfaction and release of the Company’s promissory note owing to Star Mountain Resources Inc. in a remaining principal amount of $1,025 and all interest thereon, and transfer of all ownership and other rights in the Plan Trustee’s 2,968,900 Company common shares (the “Star Shares”) and all past and future dividends thereon to the Company. On June 9, 2023, the Company made the one-time payment of $5,900 to the Plan Trustee and the Star Shares were transferred to the Company and cancelled. As a result, the Company reversed the acquisition obligation of $1,025 and loss provision of $3,374. The shares were valued at $1,424 at the time of the settlement which reduced share capital by this amount when cancelled. The total distributed dividends related to the Star Shares were refunded resulting in a small gain in the current year. The settlement provides that the Company’s entry into, and court approval of, the settlement shall not be construed as an admission that the Company is liable to the Plan Trustee or that the Plan Trustee has suffered any damage.

b)	The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

17.	FINANCIAL INSTRUMENTS

Derivatives

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

As at December 31, 2023, the Company recognized a $648 of unrealized gains from changes in the fair value of remaining open positions relating to the LME Zinc Swap contract. This derivative asset was realized on January 2, 2024.

18.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $35,269 and those located in Canada total $31.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	Six months ended June 30,
	2024	2023
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	nil	(413)
Change in accounts payable and accrued liabilities with respect to inventories	(324)	(410)
Change in accounts payable and accrued liabilities with respect to operating expenses	102	349
Change in reclamation and remediation asset	74	776

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

20.	SUBSEQUENT EVENTS

On August 12, 2024, the Company announced that operations at Titan’s ESM had been temporarily suspended following historic flooding from Tropical Storm Debby. There were no injuries to employees or damage to the mobile fleet. Despite efforts by mine personnel to divert water to mined out areas of the mine, floodwater rose in the shaft above the crusher level leading to electrical power failure in the mine

As of the morning of August 12, 2024, power had since been partially restored to the underground and floodwaters were receding. The Company continues to pump water out of the underground workings. Once mining operations resume, ore will be stockpiled underground. As a result of flooding, the underground crusher and control room will require an electrical rebuild that is expected to take four to eight weeks, during which period there will be no production of zinc concentrate from the mine. The Company has declared force majeure for its contractual concentrate delivery obligations for the near term.

During the rebuild period, Titan will continue to mine and stockpile ore underground. The Company anticipates that stockpiling ore coupled with the excess mill capacity will enable the Company to meet budgeted production for the year. Titan’s annual production guidance for ESM remains unchanged.